

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Anthony Vang
Treasurer and Principal Accounting Officer
Securetech Innovations, Inc.
2355 Highway 36 West , Suite 400
Roseville , MN 55113

> **Re: Securetech Innovations, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **File No. 0-55927**

Dear Anthony Vang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 46

1. We note that your disclosure controls and procedures and internal control over financial reporting were both effective as of December 31, 2021. However, within recent Forms 10-Q, we note that you identify unremediated material weaknesses in you internal controls that have existed since your 2017 inception. To the extent the disclosures in your quarterly reports are accurate, please amend your filing to revise the effectiveness conclusions of your disclosure controls and procedures and internal control over financial reporting. Ensure you use "not effective" language instead of the "not adequate" language currently provided in your quarterly reports. Also tell us and disclose the actions you have taken to remediate the material weaknesses and, in doing so, clarify why the material weaknesses have remained unremediated for several years.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Andrew Blume, Senior Staff Accountant at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing